UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 25, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

www.sibanyestillwater.com

MARKET RELEASE
Recommended all-share offer for Lonmin: Competition Appeal Court hearing set for 2 April 2019
Johannesburg, 25 January 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) and Lonmin Plc (Tickers
JSE: LON and LSE: LMI) hereby announce that, further to the announcements published by Sibanye-Stillwater and Lonmin on 19 December 2018 and 15 January 2019 in relation to the Offer, the Competition Appeal
Court of South Africa (the “CACSA”) has set down 2 April 2019 as the date for the hearing of the appeal filed with the CACSA by the Association of Mineworkers and Construction Union(“AMCU”). The appeal is against the South African Competition Tribunal’s decision of 21 November 2018, to approve the Offer subject to certain specific conditions.

Sibanye-Stillwater and Lonmin remain fully committed to the Offer.
Defined terms used but not defined in this announcement have the meanings set out in the firm offer announcement dated 14 December 2017, please refer to
https://www.sibanyestillwater.com/investors/transactions/lonmin and
www.lonmin.com/investors/sibanye-stillwater-offer for more information on the transaction.
Further announcements will be made in due course.
Ends.

Sibanye-Stillwater Investor relations contact:
James Wellsted
Head of Investor Relations
Email:
ir@sibanyestillwater.com
+27 (0) 83 453 4014

Lonmin Investor relations contact:
Tanya Chikanza
Executive Vice President: Corporate Strategy, Investor Relations and Corporate Communications
Email: ir@lonmin.com
Tel: +27(0)83 391 2859
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
FORWARD LOOKING STATEMENTS
This announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as
“will”, “would”, “expect”, “may”, “could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater and Lonmin that could cause Sibanye-Stillwater’s or Lonmin’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including in respect of Sibanye-Stillwater those set forth in the Group’s
Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group’s Annual Report on Form 20-F
filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-
looking statements speak only as of the date of this announcement. Sibanye-Stillwater and Lonmin expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

Additional Information
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.

Disclosure requirements of the Takeover Code
Under Rule 8.3(a) of the Takeover Code (“Code”), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening
Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the
10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an
Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time)
on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing
Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at
http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an
Opening Position Disclosure or a Dealing Disclosure, you should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20
7638 0129.

Publication on Website
A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at Sibanye-Stillwater’s website on
https://www.sibanyestillwater.com/investors/transactions/lonmin and on Lonmin’s website on www.lonmin.com/investors/sibanye-
stillwater-offer by no later than 12 noon (London time) on 26 January 2019. For the avoidance of doubt, the contents of these websites is not incorporated into and does not form part of this announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 25, 2019
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer